CONSENT

This letter is provided in connection with the Company’s Registration Statement on Form 40-F (the “Registration Statement”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Registration Statement incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2019.

I, David Rowe, hereby consent to the use of my name, in the Registration Statement, in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

Independent Technical Report and Preliminary Economic Assessment, Kilgore Project, Clark County, Idaho, USA, August 2019

2018 Kilgore Project NI 43-101 Technical Report and Mineral Resource Estimate Dated August 14, 2018

and to references to the Technical Report, or portions thereof, in the Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Registration Statement.

Yours truly,

/s/ David Rowe